1 Patria Investments (Nasdaq: PAX) Patria Signs Agreement to Acquire Credit Suisse's Real Estate Business in Brazil (“CSHG Real Estate”) DECEMBER 6, 2023

This presentation is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any securities of Patria Investments Limited. The information contained herein does not purport to be all-inclusive. The data contained herein is derived from various internal and external sources. Any estimates or projections included should not be relied upon as being necessarily indicative of future results. Forward Looking Statements This presentation may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “would,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under the section entitled “Risk Factors” in our annual report on Form 20- F for the year ended December 31, 2022, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. We caution you not to place undue reliance on any forward-looking statements, which speak only as of the date of this investor presentation. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, and if we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. There can be no assurance that the proposed transactions described in this presentation, which are subject to certain closing conditions, will be completed, nor can there be any assurance, if the transactions are completed, that any potential benefits of the transactions will be realized. The description of the transactions contained herein is only a summary and does not purport to be complete. Use of Non-GAAP Financial Measures This presentation presents our fee related earnings, distributable earnings and pro forma fee-earning AUM for the convenience of investors, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. For further information on why our management chooses to use these non-GAAP financial measures, and on the limits of using these non-GAAP financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.” in our annual report on Form 20-F for the year ended December 31, 2022. Disclaimer

3 Transaction Summary Key Transaction Details Management Timing ▪ Total consideration of up to R$ 650 million (~US$ 130 million) payable in cash to the seller ▪ R$ 300 million (~US$ 60 million) due upon completion of standard regulatory approvals and deferred payment of up to R$ 350 million (~US$ 70 million) incrementally conditioned to the successful shareholder approval process and transfer of the underlying real estate funds ▪ Initial payment of R$ 300 million to be funded with existing credit facility ▪ Existing team of 25 professionals to join Patria as part of the transaction ▪ Equity incentive structure in place to drive alignment and retention ▪ Closing is contingent on regulatory approval ▪ Shareholder approval process for underlying funds will follow closing and is expected to extend through 2024 Agreement to acquire one of Brazil’s leading REIT platforms allows Patria to further scale its Real Estate vertical with an additional ~USD$ 2.4 billion of AUM and positions the firm to manage one of the largest and most diversified portfolios in the domestic market

4 The Evolution of Patria’s Real Estate Platform Since IPO (1) Subject to standard regulatory approvals, as well as shareholder approvals in each of the underlying funds Prior to IPO Patria reorganized its Real Estate platform to focus on REITs (permanent capital) to leverage the financial deepening in Latin America, launching two funds in the logistics and corporate office segments 4Q20 $0.6 bn 2022 In June 2022, Patria announced partnership with VBI Real Estate, a top independent player in Brazil’s REIT market, acquiring a 50% stake with option to full acquisition 4Q22 $1.3 bn $1.9 bn 2023 Patria announced Marcelo Fedak as Head of Real Estate in April 2023. By the end of 3Q23, our Real Estate FEAUM had grown by more than 40% since the beginning of the year 3Q23 Nov 2023 Patria closed new partnership with Bancolombia, adding $1.2 billion of permanent capital AUM and best in class distribution capabilities in the Colombian market Pro Forma 3Q23 $3.1 bn Today … we announce the agreement to acquire Credit Suisse’s Real Estate Business in Brazil (“CSHG Real Estate”). The acquisition of team and funds totaling approximately $2.4 billion in assets under management would position Patria to manage one of the largest and most diversified portfolios in the Brazilian REIT market $3.1 bn Up to $2.4 bn1 Real Estate FEAUM (in billions) Pro Forma Today CSHG Real Estate

CSHG Real Estate Platform Overview

Overview

- Started in 2003, Credit Suisse Brazil Real Estate ("CSHG Real Estate") is currently one of the **top 5 largest REIT players in Brazil** with an **AUM of R$12 billion (~US$2.4 billion)** across a platform of permanent capital funds
- Strong presence in the most relevant REIT segments including **Logistics, Retail, Office, and Receivables**
- Team of **25 people**, including **4 senior directors** with deep industry expertise
- **Outstanding reputation** among the region's key clients and the Brazilian real estate market

Products

➢ REITs (Permanent Capital): Funds listed on the B3 stock exchange totaling approximately **R$12 billion** (~ $2.4bn) AUM[2] across 6 segments



2%
1%
13%
21%
19%
~$2.4Bn
Total AUM
43%
Logistics (Ticker – HGLG11)
Office (HGRE11, HGPO11, CBPO11)
Retail (HGRU11)
Receivables (HGCR11)
FoFs (HGFF11)
Residential (HGRS11)

CSHG RE AUM growth compared to Market (IFIX Index[1]) (R$ bn)



CSHG RE AUM
+34,8%
2
3
6
9
10
10
12
2017
2018
2019
2020
2021
2022
2023



IFIX1 market cap
+25,3%
29
34
72
89
108
108
112
2017
2018
2019
2020
2021
2022
2023

Performance Highlights

➢ Main funds are well positioned in terms of dividend yield and price/book value compared to their respective market averages

	Logistics (R$5.2 bn)	Office (R$2.5 bn)	Retail (R$2.3 bn)	Rcvbles (R$1.6 bn)
Dividend Yield – CSHG RE	10.1%	6.0%	10.0%	12.5%
Outperformance vs. Mkt. Avg.	245 bps	184 bps	-3 bps	168 bps
Price/BV – CSHG RE	1.06x	0.90x	1.05x	0.98x
Price/BV – Mkt. Avg.	0.97x	0.71x	0.96x	0.91x

(1) Index for REITs traded at B3; (2) FX (USD/BRL): 5.00. Information as of September 30, 2023

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6 CSHG Real Estate Fund Details Ticker Fund Name Launch Strategy Book Value (US$ mn) Book Value (R$ mn) Market Value (R$ mn) HGLG CSHG Logística FII May 2010 Logistics 1,035 5,174 5,343 HGRU CSHG Renda Urbana FII Apr 2018 Retail 454 2,272 2,380 HGRE CSHG Real Estate FII Apr 2008 Office 366 1,829 1,451 HGCR CSHG Recebíveis Imobiliários FII Dec 2009 Receivables 311 1,554 1,636 HGPO CSHG Prime Offices FII Oct 2010 Office 105 524 483 HGFF CSHG Imobiliário FOF FII Aug 2019 FoFs 52 261 247 HGRS CSHG Residencial FII Nov 2021 Residential 12 59 59 CBOP Castello Branco Office Park FII Dec 2012 Office 21 104 44 Total 2,356 11,778 11,641 FX (USD/BRL): 5.00. Information as of September 30, 2023 ▪ Four main strategies – Logistics, Retail, Office & Receivables, which account for 95+% of book value, currently trade at a price/book value premium when compared to market averages ▪ Blended LTM weighted dividend yield of 9.4% with strong performance vs. market averages ▪ Blended management fee rate of ~70 bps charged primarily on market value ▪ Permanent capital AUM with nearly 80% of book value in funds with a track record of more than 10 years

7 Brazilian REIT Market Opportunity 35% 15%13% 12% 9% 7% 7% 2% Receivables Logistics Others¹ Corporate buildings Shopping malls FoF Diversified Development 19 37 63 20 6 61 25 29 ~R$ 161 bn (~$33 bn) Listed REITs by segment - Active Mgmt. (% of AUM, # of Funds, Aug/23) (% of AUM, # of Funds, Aug/23) Market has grown at a 27% CAGR in the last five years AUM of the top 15 listed REIT managers2 (R$ billion, Jul/23) Source: BTG Stock Guide; B3; Bloomberg. ANBIMA; Press Search; McKinsey and Patria analysis (1) Including Hotels, Hospitals, Bank branches, Education, FiAgro FIIs, Residential, Retail, FiAgro FIDC and others (2) Source: ANBIMA as of July/23. BRL DTVM, Plural, Oliveira Trust DTVM, Banco Ourinvest and Banco Genial were removed from the list due to its administration duty Consolidation Opportunity 15% 9% 7% 7% 4% 4% 4% 3% 3% 3% 3% 2% 2% 2% Share %Distributor / Hybrid Independent manager 23.6 13.8 11.7 11.2 7.0 6.7 6.1 5.2 5.1 4.8 4.6 3.9 3.5 3.4 3.3 Player 01 Player 02 Credit Suisse Player 04 Player 05 Player 06 VBI Player 08 Player 09 Player 10 Player 11 Player 12 Player 13 Player 14 Player 15 2% CSHG RE + VBI would have 11% of the market share Top 15 managers account for 71% of total active mgmt. AUM (~R$ 161 bn).

Patria Pro Forma FEAUM: Delivering on Growth & Diversification

Fee Earning AUM


At IPO (4Q20)
Others
1.0
3.3
3.3
$7.7 Bn
3Q23
1.4
0.7
1.9
6.6
2.7
$21.5 Bn
3.1
5.0
Pro Forma¹
Expect to add ~$7.8 bn of FEAUM upon completion of transaction to acquire private equity solutions platform²
0.7 ²
9.2 ²
6.6
~$33 Bn
3.1
5.0
5.5 3,4
2.7
Expect to add up to an additional ~$2.4 bn of FEAUM upon completion of transaction to acquire CSHG Real Estate³

Private Equity | Infrastructure | Credit | Public Equities | Real Estate | Global Private Markets Solutions[2] | Wealth Mgmt[2]

Recent Developments

- ✓ **Oct-23:** Announced agreement to acquire private equity solutions platform (expected to add $7.8bn of FEAUM[2])
- ✓ **Nov-23:** Closed partnership with Bancolombia (adding $1.2bn of REIT FEAUM[3])
- ✓ **Today:** Announced agreement to acquire CSHG Real Estate (expected to add up to ~$2.4 bn of FEAUM[4])

We have delivered on FRE guidance since the IPO, and continued progress in **growing FEAUM gives us high confidence in reaching the 2025 targets** shared at our December 2023 Investor Day

(1) Pro forma for pending M&A transactions. AUM/FEAUM at closing of transaction may differ from AUM/FEAUM at signing; (2) Agreement to acquire private equity solutions platform announced on October 16, 2023, and expected to close in 1H24. Previous Advisory & Distribution vertical to be split into Global Private Markets Solutions and Wealth Management upon closing of transaction; (3) Includes $1.2 bn from transaction with Bancolombia closed in November 2023; (4) Agreement to acquire Credit Suisse's Real Estate business in Brazil ("CSHG Real Estate") was announced on December 6, 2023. Pending standard regulatory approval and successful shareholder approval and transfer of underlying funds.

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9 Financial Impact & Financing Financial Impact ▪ Funds earn a blended management fee of ~70 bps on Fee Earning AUM of ~US$ 2.4 billion with an expected FRE margin of approximately 50% ▪ Transaction expected to be accretive to Patria’s Fee Related Earnings and Distributable Earnings in 2025 pending shareholder approval in all underlying funds Financing & Dividend Policy • During 2023, Patria has executed on opportunities to diversify and strengthen its platform, as global financial institutions looked to sell interesting parts of their alternative investment platforms that aligned with Patria’s M&A growth strategy • In October 2023, Patria signed an agreement to acquire a private equity solutions business with US$ 7.8 billion of Fee Earning AUM, in addition to the transaction announced today to acquire CSHG Real Estate with up to US$ 2.4 billion of Fee Earning AUM • Together these transactions include up to approximately US$ 250 million in total consideration, with upfront consideration at closing totaling approximately US$ 120 million, which Patria plans to fund using existing credit facilities • As we look forward to 2024, the management team, in conjunction with the board of directors, is carefully evaluating the optimal capital structure for the business following the execution on these two significant transactions • Since the IPO – Patria has targeted to distribute 85% of Distributable Earnings (“DE”), primarily comprised of Fee Related Earnings (“FRE”) and Performance Related Earnings (“PRE”), as a dividend to shareholders each quarter • Management intends to maintain the 85% payout ratio on the Fee Related Earnings component of Distributable Earnings • In order to finance cash payments related to acquisitions and/or pay down debt, Patria may temporarily elect to retain more than 15% of the Performance Related Earnings component of Distributable Earnings, up to approximately $100 million, per its dividend policy, beginning with Q1 2024 earnings